UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                               Temple-Inland Inc.
                                (Name of Issuer)

                          Common Stock, Par Value $1.00
                         (Title of Class of Securities)

                                    879868107
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 2008
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 22, 2007, as previously amended (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $1.00 (the "Shares"), issued by Temple-Inland Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     Item 6 of the Initial 13D is hereby amended by adding the following:

     On May 27, 2008, the Reporting Persons terminated certain cash-settled Total Return Swap agreements and entered into new cash-settled Total Return Swap agreements. The new agreements have different reference prices and expiration dates and are otherwise on substantially the same terms as the prior agreements. In addition to the Shares which they beneficially own as shown in Item 5 of the Initial 13D, the Reporting Persons currently have long economic exposure to an aggregate of 5,866,778 Shares through Total Return Swap agreements. These agreements do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the Shares referenced by these agreements and, accordingly, the Reporting Persons disclaim any beneficial ownership in the Shares referenced by these agreements.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 28, 2008


HIGH RIVER LIMITED PARTNERSHIP
         By: Hopper Investments LLC, general partner
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


HOPPER INVESTMENTS LLC
         By: Barberry Corp., sole member

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


BARBERRY CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


ICAHN PARTNERS MASTER FUND II L.P.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


ICAHN PARTNERS MASTER FUND III L.P.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


ICAHN OFFSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


ICAHN PARTNERS LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


ICAHN ONSHORE LP

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


ICAHN CAPITAL LP
         By: IPH GP LLC, general partner
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name:   Andrew Skobe
              Title:  Interim Chief Financial Officer


IPH GP LLC
         By: Icahn Enterprises Holdings L.P., general partner
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name:   Andrew Skobe
              Title:  Interim Chief Financial Officer


ICAHN ENTERPRISES HOLDINGS L.P.
         By: Icahn Enterprises G.P. Inc., general partner

         By:  /s/ Andrew Skobe
              ----------------
              Name:   Andrew Skobe
              Title:  Interim Chief Financial Officer


ICAHN ENTERPRISES G.P. INC.

         By:  /s/ Andrew Skobe
              ----------------
              Name:   Andrew Skobe
              Title:  Chief Financial Officer


BECKTON CORP.

         By:  /s/ Edward E. Mattner
              ---------------------
              Name:   Edward E. Mattner
              Title:  Authorized Signatory


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



    [Signature Page of Amendment No. 8 to Schedule 13D - Temple-Inland Inc.]